

ENERGYX

POWERING THE FUTURE

OVERVIEW

DECEMBER 2020

DISCLAIMER OF FORWARD LOOKING STATEMENTS

This presentation and all other related investment materials ("Materials") have been prepared by Energy Exploration Technologies, Inc. ("EnergyX") and may contain forward-looking statements that may or may not be identified by words such as 'may', 'could', 'believes', 'estimates', 'targets', 'expects', or 'intends' and other similar words that involve risks and uncertainties. These statements are based on an assessment of past and present economic and scientific operating conditions, and on a number of assumptions regarding future events and actions that, as of the date implemented into the Materials, can reasonably be expected to take place. Such forward-looking statements are not guarantees of future performance and involves a high degree of known and unknown risks, uncertainties, assumptions and other important factors many of which are beyond the control of the Company, its Directors and management. It is understood that EnergyX is a scientific endeavor, which inherently operates in novel discovery, and there always exists a possibility of unknown next steps, nonreplicable tests and/or results, and difficult hurdles or obstacles with no clear path forward. Although the Company believes that the expectations reflected in, and the assumptions underlying the forward looking statements included in the Materials are reasonable, readers are cautioned not to place undue reliance on them, as the Company cannot give any assurance that the results, performance or achievements covered by the forward-looking statements will actually occur.

This presentation should not be considered as an offer or invitation to subscribe for or purchase any shares in EnergyX. No agreement to subscribe for securities in the EnergyX will be entered into on the basis of this presentation or any information, opinions or conclusions expressed in the course of this presentation. This presentation is not a prospectus, product disclosure document or other offering document under Puerto Rican or United States Federal law or under the law of any other jurisdiction. It has been prepared for information purposes only and does not constitute an offer or invitation to apply for any securities, including in any jurisdiction where, or to any person to whom, such an offer or invitation would be unlawful.

To the maximum extent permitted by law, the Company and its professional advisors and their related bodies corporate, affiliates and each of their respective directors, officers, management, employees, advisers and agents and any other person involved in the preparation of this presentation disclaim all liability and responsibility (including without limitation and liability arising from fault or negligence) for any direct or indirect loss or damage which may arise or be suffered through use of or reliance on anything contained in, or omitted from, this presentation. Neither the Company nor its advisors have any responsibility or obligation to update this presentation or inform the reader of any matter arising or coming to their notice after the date of this presentation document which may affect any matter referred to in the presentation. Readers should make their own independent assessment of the information and take their own independent professional advice in relation to the information and any proposed action to be taken on the basis of the information.

ENERGY EXPLORATION TECHNOLOGIES, INC.

EnergyX is positioned to be a worldwide leader in the global transition to sustainable energy. EnergyX is working to modernize two key things.

1) More efficient access to sustainable lithium production using direct extraction technologies.
2) Technology enabling solid-state battery electrolytes.

Founded in 2018, we are focused on accelerating and enabling affordability for the broader use of lithium-ion energy storage in everyday life, fundamentally changing the way humanity is powering our world.

OLD



NEW



ENERGYX

1. Modernizing lithium (Li) extraction, recovery, and refinery technology from high concentrated Li brine with lower OpEx to support 5X increase in Li demand by 2025.

2. EnergyX has an exclusive portfolio of global patent rights to the extraction of Li using membrane nanotechnology (LiTAS™).

3. LiTAS™ is a multi-stage, synthetic ion separation technique that increases recovery rates from 30% to ~90%, and decreases production time with the ultimate goal of future generations of technology to potentially a few days from 18 months.

4. Substantial economic return for EnergyX customers with +30% IRR returns possible to miners / producers on incremental production.

OLD APPROACH

INNOVATIVE SOLUTION





LiTAS™ GREATLY SCALES BACK EMISSIONS OF CO_2

For every single (1) metric ton of Lithium utilized in batteries, it annually displaces:

Passenger Vehicle: **134,432** tons of CO_2 reduction

Electricity: **55,924** tons of CO_2 reduction

To eliminate **500,000,000** metric tons of CO_2 emissions into our atmosphere it only requires an additional 3,720 tons of lithium production in cars.

ENERGYX

Demands for lithium will increase by over **270%** in the 7 years from '18 to '25 with energy storage driving the need.


Global Demand*
Global Supply
278 kT
270 kT
548 kT
1000 kT
2018
2025

Electric Vehicle Pipeline

Plans 3 million EV's & 50 EV models by 2025. Total spend – EUR €78bn Reports of EUR €10bn battery factory with Northvolt and SK Innovation.

EUR €1bn EV program headquartered in Stuttgart & factory in Leipzig. First EV production in 2019. 50% of all vehicles to be EV by 2023.

EUR €10bn investment with target to bring 10 EV models to the market by 2025, making up 15-25% of global sales. Currently building 2nd battery factory

Plans to introduce electric Mini and BMW X3 SUV to range of EV's. Mass production of EV's by 2020 – 12 EV models by 2025

USD $20bn investment by 2025 to bring 20 EV models to market under all 4 brands – Chevy, Cadillac, GMC, Buick. Building $2.3bn battery factory with LG Chem in Ohio and retrofitting $2.2bn factory for production in Detroit.

Introducing 6 new EV models by 2025; building $1.2bn EV factory in China aiming to produce 5.5m units by 2025.

Plans to invest USD $11bn dollars by 2022 with target to bring 40 EV and hybrid models to market including the F-150

*Deutsche Bank AG / Sydney



ENERGYX INTRODUCES A COMPLIMENTARY TECHNOLOGY THAT WORKS IN ASSOCIATION WITH THE EVAPORATION POND METHOD. LiTAS™ TECHNOLOGY IS ABLE TO EXTRACT THE LITHIUM JUST PRIOR TO THE CO-PRECIPITATION WITH MAGNESIUM.

- GENERATION 1
- Complimentary to the ponds; suited for brownfield operation
- Inserted after the Carnallite pond just before Li:Mg co-precipitation
- Treat 1/30 the amount of feed brine; need far less membrane surface area
- Still achieve ~90% recovery rate
- Very advantageous to existing producers

- GENERATION 2
- Replace all the ponds
- Suitable for greenfield operations in situations where ponds are unviable
- Process brine directed from feed well
- Need to treat substantially more brine; more membrane surface area required
- Achieve ~90% recovery rate

CURRENT PRODUCTION PROCESS


Lithium Carbonate
Lithium Hydroxide
Brines Extraction from the Salar Lithium Salar Wells
Brines concentration in Salar Evaporation Ponds
Lithium Ponds
Lithium Brines to Antofagasta
Lithium Carbonate Plant
Lithium Carbonate
Lithium Hydroxide Plant
Lithium Hydroxide

- 2,000 – 20,000 acre ponds, 10 feet deep
- Time: 18-24 months for concentration
- Recovery Rate: 30-50%

ENERGYX

DIRECT EXTRACTION LITHIUM TECHNOLOGY



Pumping

ENERGYX Lithium Separation Technology

Final Processing

Lithium Carbonate + Lithium Hydroxide

Metal Organic Frameworks (MOF)

Metal nanoparticles connected together by organic linkers, performing as a size sieve.

Mixed Matrix Membrane (MMM)

MMM are highly inter-connected networks of MOF held together by a polymer.

EnergyX Membrane Module

Large formed sheets of MMM are rolled into a module for the separation of lithium.

EnergyX Module Cluster Rack

Containerized racks of modules are linked together.

PRIOR CONVENTIONAL METHODS

- Brine evaporation can use up to 400K gallons of water per ton of lithium in areas already dealing with water scarcity.

- Fresh water usage of 17,000 gallons per tons of processing.

ENERGYX LITHIUM EXTRACTION NANOTECHNOLOGY

- Reduces the local water consumption compared to other emerging brine technologies, and does not utilize harsh chemicals

- EnergyX provides a transformative step change and greener solution for recovering lithium.

DECEMBER 2020

ENERGYX

Metal Organic Frameworks are metal nodes connected by organic ligands. The organic units are ditopic or polytopic organic carboxylates (and other similar negatively charged molecules). When linked to metal-containing units they yield architecturally robust crystalline MOF structures with a typical porosity of greater than 50% of the MOF crystal volume.

Advantages
- Tunable pore size and functionality
- Sub-nanometer pore diameters (~4-6 Angstrom)
- Highly Crystalline
- Large internal surface area – 1000 to 10,000 m²/g.

Disadvantages
- Difficult processing (powder)

Solution: Mixed Matrix Membranes
- Blend Metal Organic Frameworks into a suitable, stable polymer



ENERGYX



1. Highly interconnected network of MOF nanoparticles

2. Held together by a chemically, thermally, and mechanically resistant polymer.

3. Size sieving ability of the MOFs in aqueous solution and electrochemical field transporting ions of interest

4. Exhibits unprecedented monovalent vs divalent selectivity at high concentrations

5. Removes Mg, Ca, SO4, and larger ions

ENERGYX

ENERGYX MODERNIZES LITHIUM PRODUCTION

1. Increases lithium recovery in brines from 30% to ~90%
2. Membrane surface area depends on how much brine is treated
3. Modular system is containerized for transport
4. Potential to 2-3X Li output with only $7-15 million additional CapEx for 10K LCE plant
5. Makes unusable lithium sources now economically viable
6. Environmentally friendly: Low water consumption, no chemicals, small footprint

ENERGYX

MEMBRANE MODULE CLUSTER





ENERGYX

CLUSTER RACK SYSTEM



ENERGYX

LiTAS provides a complete affordable solution for fast lithium recovery

	Selectivity Li vs. Na	Selectivity Li vs. Mg^{2+}	Operates at High Salinity*	Continuous Process	Adaptable Platform	Environmentally Neutral	Low Power Consumption	Non-Regenerative	Minimal Fresh Water Required
ENERGYX LiTAS Membranes	✓	✓	✓	✓	✓	✓	✓	✓	✓
Ion Sorption	✓	✓	✓		✓				
Ion Exchange	✓	✓			✓				
Nanofiltration		✓		✓		✓		✓	✓
Reverse Osmosis				✓		✓		✓	✓
Forward Osmosis			✓	✓		✓	✓		✓

ENERGYX AIMS TO GENERATE REVENUE FROM EVERY TON OF LITHIUM ITS TECHNOLOGY HELPS PRODUCE, EITHER THROUGH TECHNOLOGY ROYALTIES, A "TOLLING FEE" OR SOME COMBINATION THEREOF.

1

All producers want to pay lower OpEx per metric ton of Li produced. At the end of the day, the economics here are overwhelming. EnergyX can increase lithium recovery by more than double.

That's worth thousands of dollars per ton, or ~$2-2.5 billion over the 25 year life of a 10K metric ton / year plant. If EnergyX is paid even 10 or 20% of what we save a company, that market is $1-2B / year by 2030.

2

Millions of square meters of membrane will need to be manufactured to separate lithium from brine. EnergyX will make a profit margin off the actual membranes sold to Lithium Producers.

SUEZ will manufacture the membranes and split the profit margin from sale with EnergyX. which the companies will see every few years when the membranes needs replacement



SIGNED BRINE TRANSFER AGREEMENT

- Largest lithium producer in the world
- Brine production in Salar de Atacama, Chile and Nevada, USA


Livent

SIGNED BRINE TESTING AGREEMENT

- Fourth largest lithium producer in the world
- Produces from brine exclusively in Argentina


OROCOBRE

SIGNED LETTER OF INTENT

- Third biggest producer of lithium in South America behind SQM and ALB
- Operates brine in Argentina


TOTAL

PILOT PLANT UNDER CONSTRUCTION

- One of the top European and global energy companies.
- Owns SAFT batteries; has lithium enriched produced water in Texas


YLB
Yacimientos de Litio Bolivianos
CORPORACIÓN

- Owns world's largest known lithium reserve
- Infrastructure is under development; great time to implement technology

RESEARCH & DEVELOPMENT PARTNERS

A highly funded tri-institutional effort with thousands of man hours and $10+ million DOE grant to UT has unpinned technology development since inception.











TECH COMMERCIALIZATION PARTNERS

EnergyX has partnered with MTR, a world leading membrane technology development firm, for the initial stages of commercial scaling and development.

With dedicated lab space in their greater facility located in San Francisco Bay area, EnergyX and MTR will execute a Technology Roadmap to commercialization.



SUEZ is a $20B global water and resource recovery company based in Paris, France, providing solutions and services around the world leveraging expertise in innovative water treatment systems and processes.

EnergyX has signed a Term Sheet with SUEZ to provide commercial manufacturing and development of unique membranes to enable the efficient recovery and production of lithium resources.



WE ARE HERE

| 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 |

MEMBRANE SCALE UP

- MTR Scope – Phase I
- MVP Membrane Candidate
- All technical milestones achieved
  - Separation
  - Permeation
  - Stability
- Roll-to-roll fabrication

PILOT PLANT BUILD

- MTR Phase II
- 50-100 TPD Brine
- Skid Mounted Systems
- Multiple On-sites units in the field in real conditions
- 6 months of continuous testing

COMMERCIAL PLANT

- 10,000+ MT/Yr LCE
- 24 month EPC
- 6 month operational ramp

RISK MITIGATION 18

MEMBRANE SCALE UP

- ✓ MTR Scope – Phase I
- ✓ MVP Membrane Candidate
- Technical Milestones Achieved
  - ✓ Separation
  - ✓ Permeation
  - ✓ Stability
- ✓ Roll-to-roll fabrication

TO MITIGATE RISK, WE HAVE MOVE FORWARD WITH PURCHASING EXPENSIVE PILOT EQUIPMENT TO FIELD TEST LITAS TECHNOLOGY.

THIS WILL BRING US TO TRL 7

PILOT PLANT BUILD

- MTR Phase II
- 50-100 TPD Brine
- Skid Mounted Systems
- Multiple On-sites units in the field in real conditions
- 6 months of continuous testing

Pilot Plants - $120,000






Convergence Inspector
Colossus

NIFD Pilot Caster - $305,000



RENEWABLE ENERGY IS A MARKET WHERE MULTI-BILLION-DOLLAR PLAYERS ARE DESPERATE TO SECURE LITHIUM SUPPLY, AND WILL ONLY GROW MORE DESPERATE AS TIME GOES ON.

POENTIAL EXITS INCLUDE:

1. A large battery company (CATL, Panasonic, or LG)
2. A large lithium miner (Orocobre or Albemarle)
3. A large water technologist (SUEZ or Veolia)
4. A private equity firm.
5. An IPO

As precedent, in 2014 Elon Musk and Tesla offered $325 million for early-stage lithium startup Simbol.

Auto OEM's are also prime potential acquirers for EnergyX.

1. BMW just signed a 540 million Euro deal with Ganfeng to secure lithium supplies.
2. Audi, Jaguar, and Mercedes have all had to halt EV production as they struggled to secure sufficient lithium demand.
3. VW and Daimler had commissioned lithium exploration projects in Chile as they struggle to keep up their own supply.

ENERGYX

TEAGUE EGAN Chief Executive Officer

- Investor in public sector energy assets and sustainable technologies since 2013. Inventor of energyDNA – patented multi-component graphene textile fiber technology.
- Multiple time startup founder and entrepreneur in entertainment, technology, and venture capital.
- Founder of Innovation Factory VC – mirco venture capital fund focused on tech, real estate, life sciences, and consumer with $11M+ assets under management.

BOB WOWK Chief Financial Officer

- Former CFO of Linde Group North America, a German based engineering and technology company ($14 billion in revenue) operating in 70 countries with 50,000 employees. Overall 29+ years of experience in renewable sector including solar, wind, waste–to–energy, H2 and desalinization at Linde.
- Former CFO of Fluence Corp LTD. $100m publically traded (Australia) global decentralized water desalination and wastewater solutions provider. Alumnus of University of Pennsylvania, Wharton School (MBA, Finance), and Lafayette College (BS, Civil Engineering).

DR. AMIT PATWARDHAN VP of Technology

- 12 years as Director of Global Research at Rio Tinto, a global Fortune 500 company with over $40 billion in revenue. As part of Industrial Minerals group, co–invented innovative lithium recovery process from very large new mineral discovery in Serbia. Managed multi–international teams across 4 continents and $40m R&D budget. Led process development, piloting, and development of a lithium byproduct recovery project in Southern California.
- Published over 50 articles in peer–reviewed journals and conferences; served on National Committees of the Society of Mining Engineers. Received his BS degree in Chemical Engineering from the Indian Institute of Technology and his MS, PhD and MBA degrees from the Southern Illinois University.

DR. BENNY FREEMAN Chairman of Science Advisory Board

- 30+ years of experience with small molecule sorption, diffusion, and transport in polymers. President of the North American Membrane Society. Chair of the Polymeric Materials: Science and Engineering Division of the American Chemical Society (ACS).
- Director of the Center for Materials for Water and Energy Systems, managing more than $10 million with a focus on extracting valuable resources from water. Centennial Chair in Engineering at UT with appointments in the McKetta Department of Chemical Engineering.






1. IP - Worldwide exclusive rights covering 11 critical patents and patent applications in resource recover and energy storage systems using metal organic frameworks.

2. PARTNERS - Detailed technology development partnership with Membrane Technology & Research (MTR) and commercialization / manufacturing partnership with SUEZ.

3. LABS - 1000 sqft laboratory based at MTR for scientific research

4. TEAM - 15 contributing team members including from MTR and contractors

5. CUSTOMERS - Engaged with several Tier 1 lithium producers (customers) and several Tier 1 battery manufacturers, as well as two major oil, gas & energy conglomerate.

6. ECONOMICS - Technology economics validated with feasibility analysis study from independent engineering/consulting firm

7. NEXT STEPS - Target multiple pilot plants by 2021

8. FUNDING – Closed ~$3M Convertible Note into Series A. Timeline for Series A estimated at Q4 2020. Initiated DOE funding request for $3M (non-dilutive)

9. RESEARCH - 3-year Sponsored Research Agreement (SRA) with University of Texas. 2-Year R&D Agreement with ProfMOF

ENERGYX

Numerous commercial extensions of core Metal Organic Framework (MOF) technology and novel membrane production process creates additional enterprise option value.

Targets for technology extension:

1. **Solid State Batteries**
   - Minimizes flammability risks in lithium or sodium battery
   - Dramatically improves energy density characteristics
   - Addressable market in 2025 is $6.2 billion
   - Sponsoring further R&D at UT to confirm feasibility

2. **Nonsolvent Induced Film Deposition (NIFD)**
   - Potential to dramatically lower cost of creating thin film membranes for variety of applications beyond Li extraction
   - Included as part of MTR scope of work
   - Short development time frame – ~12 months

3. **Produced Water / Waste Water**
   - Ability extract lithium from produced waste water in fracking operations (one of oil & gas biggest expense is waste water)
   - Potential to separate chlorine from fluorine and produce clean water in highly contaminated areas



1 Positive pole
2 Exhaust gas hole
3 Gasket
4 Collector
5 CID
6 PTC
7 Insulator
8 Anode
9 Separator

Battery Example provided by Panasonic

ENERGYX

THE GOODENOUGH GROUP

The University of Texas at Austin
**McKetta Department
of Chemical Engineering**
Cockrell School of Engineering



At the University of Texas, Dr. John Goodenough is a world renown physicist and electrochemist responsible for inventing the lithium-ion battery. He won the 2019 Nobel Prize in chemistry for this work.

EnergyX has entered into a research collaboration with The Goodenough Group exploring how metal organic frameworks act as solid state electrolytes.

Looking to test coin cylindrical and pouch cells using solid-state MOF MMM electrolyte in battery types, such as Lithium-ion, Lithium-Sulphur, and Sodium-ion for Battery Metrics including:

- Longevity of cells through repeated charge/discharge cycles,
- Proclivity for dendrite formation during cycling,
- Rate capability
- Improvement in energy density over current technology.

ENERGYX

Bloomberg
NEW ENERGY FINANCE

- Energy to storage increase **122x by 2040**

- Total demand for batteries from the stationary storage and electric transport sectors is forecast to be **4,584GWh by 2040**

- Industry will require **$662 Billion** of investment over next 20 years to meet demands.



EnergyX is Developing Solid–State Battery Electrolyte Technology







Pouch Cells







Cylindrical Cells

ENERGYX

Producer Economics Per Ton

$/Ton LCE	Conventional	Gen1 LiTAS	Gen2 LiTAS
LiOH Price	13,000	13,000	13,000
Govt. Royalty (20%)	(2,600)	(2,600)	(2,600)
Opex (1)	(4,530)	(3,703)	(3,254)
Depreciation (2)	(2,606)	(1,783)	(1,537)
Operating Margin	3,264	4,913	5,609

Annual Economics

$000	Conventional	Gen1 LiTAS	Gen2 LiTAS
Production (Kton/Yr)	10,091	23,101	23,101
Revenues	131,177	300,308	300,308
Govt. Royalty (20%)	(26,235)	(60,062)	(60,062)
Opex (1)	(45,706)	(85,551)	(75,160)
Depreciation(2)	(26,300)	(41,191)	(35,510)
Operating Margin	**32,935**	**113,504**	**129,576**

(1) Includes Maintenance Capex & LioH Facility
(2) 10 Yr Depreciation

Margin Comparison
$ Billions Over 25 Years


$Billions
4.0
3.0
2.0
1.0
-
(1.0)
(2.0)
(3.0)
Conventional
LiTAS Gen1
LiTAS Gen2
Govt. Royalty (20%)
Opex (1)
Depreciation (2)
Operating Margin

EnergyX provides a dramatic profit margin for its customers when using LiTAS technology. In a typical 10K LCE plant over 25 Year:

- Conventional - $800 Million
- Generation 1 - $2.8 Billion
- Generation 2 - $3.2 Billion

ENERGYX

$ in Thousands	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Global Lithium Demand										
Metric Tons (Thousands)	486	608	759	949	1,187	1,424	1,709	2,050	2,460	2,952
EnergyX Cumulative Volume*		10	25	50	90	145	215	300	400	520
Total Revenues		**210**	**315**	**4,525**	**14,840**	**31,155**	**57,470**	**95,785**	**146,100**	**208,520**
% Growth				**1337%**	**228%**	**110%**	**84%**	**67%**	**53%**	**43%**
Pilot/Demo Plant - Opex/Capex	(1,050)	(600)	(300)							
Univ of Texas Royalty Payments			(9)	(136)	(445)	(935)	(1,724)	(2,874)	(4,383)	(6,256)
Opex/Cash Expenses	(6,274)	(7,241)	(7,603)	(8,364)	(9,618)	(11,061)	(13,273)	(15,928)	(19,114)	(22,936)
EBITDA	**(7,324)**	**(7,631)**	**(7,598)**	**(3,975)**	**4,776**	**19,159**	**42,473**	**76,983**	**122,603**	**179,328**
EBITDA Margin					32%	61%	74%	80%	84%	86%
Total Cash Raise & Sources	13,750	1,250	12,250							
Cash Balance (EoY) **	**6,671**	**289**	**4,941**	**967**	**5,743**	**24,902**	**63,128**	**132,413**	**242,756**	**404,151**
10 Year Backlog				80,000	192,000	372,000	652,000	1,020,000	1,464,000	1,972,000
Revenue + Backlog				**84,525**	**206,840**	**403,155**	**709,470**	**1,115,785**	**1,610,100**	**2,180,520**
					145%	**95%**	**76%**	**57%**	**44%**	**35%**

** Contracted volume won under 10 years technology licensing fee structure*
*** Includes taxes payments starting in 2027*

520,000 Tons of Lithium represents 18% of global production in 2030

- Revenues based on $800 per metric ton of lithium carbonate equivalent (LCE) generated through 10 year technology fee with produce
- High EBITDA margins reflects EnergyX's unique direct lithium extraction technology with low cost business model leveraging royalty licensing fee
- Revenue figures delayed 2 years to incorporate facility build out timeline for each contract won.
- Revenues and Backlog excludes upside of solid state battery development and other LiTAS applications

FEE REVENUE BY PROJECT WINS & BACKLOG



- **Technology fee revenue generated each year for new contacted volume between 2022 and 2028**

- **Fee revenue starts 2 years after contact signing to account for facility build out**

- **Backlog reflects the value on contracted future revenue based on 10 year technology licensing fee (per ton of lithium produced)**

Backlog Revenue ($ Billions)

ENERGYX

Pre Money Valuation

Share Price	$4.90
Total Shares Outstanding	11,043,800
Equity Value	**$54,114,620**
Convertible Notes	$2,070,330
Pro Forma Cash (Jan 1, 2021)	-$300,000
Enterprise Value	**$55,884,950**

Uses

Total Raised	**$3,069,997**
Pilot Plants	$1,540,000
Intellectual Property	$340,000
Battery Design	$350,000
Technology Team Staffing	$550,000
Business Development/Marketing	$319,997

ENERGYX

Enterprise Valuation (EV) ($)



Operational Benchmarking

Revenue Growth (%)



EBITDA Growth (%)

Valuation Benchmarking

EV / Revenue (x)



EV / EBITDA (x)





Source: Company information and FactSet as of December 1, 2020
Note: Metrics reflect non-GAAP financial measures

ENERGYX HAS SIGNIFICANT UPSIDE VALUATION POTENTIAL

Summary of Approach

- Applies a range of 4.0x – 8.0x EV / Revenue + Backlog multiple to EnergyX's 2028E revenue to arrive at an Implied Future Enterprise Value range. Future Enterprise Value range is discounted 7 years at 25% to arrive at an Implied Discounted Enterprise Value range

- The applied range of multiples is centered around +/- 2x forward EV / Revenue median of EnergyX's peer group

Future
Enterprise Valuation

($mm)

$8,926

$6,694

$4,463

4.0X – 8.0X
2028E Revenue + Backlog

Discounted
Enterprise Valuation

$1,871

$1,403

$935

Discounted 7 Years
back at 25%

Post- Money
Enterprise Valuation

$54

Post- Money
Enterprise Valuation



THANK YOU

ENERGYX